CDOOR CORP
                             20 A Rehov Sharei Torah
                             Bayit Vegan, Jerusalem
                                  Israel, 96387

December 12, 2005

H. Christopher Owings
Ellie Quarles
Securities and Exchange Commission
100 F Street, NW Washington, D.C.
20549-0305

RE:   CDOOR Corp.
      Form SB-2
      File No: 333-128399
      Date of Second Comment Letter: November 30, 2005

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a second comment letter dated November 30, 2005 relating to the Registration Statement on Form SB-2 of Cdoor Corp. The answers set forth herein refer to and respond to each of the comments by number.

Cover Page

1. The table has been revised to indicate that we may receive no proceeds from this offering.

2. We note the Staff's comment and have provided below a detailed explanation of Why we believe Rule 419 does not apply to our company:

Section (a)(2) of Rule 419 defines a blank check company, as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize... offerings for attempts to create appearance that the restraint... has a specific business plan, in an effort to avoid the application of Rule 419." See Securities act No. 6932 (April 13,
1992).

We do not believe that the Company qualifies as a Rule 419 blank check company as the Company has a specific business plan and has a patent which the Company intends to expand its business operations. In 2004 we specifically acquired a patent (No. 5,074,073) and structured a transaction with the patent owner, Mr. Zwebner, that would allow the Company the chance to raise funds to develop a prototype model of its Car Door Safety Device. We have a stated business objective to engage third party manufacturers to utilize our patent for the development of an injury-preventing system for doors of automobiles. Moreover, unlike a "blank check company" we have not and have no current intention of merging or acquiring any identified company or companies or other entity.


Dilution

3. Dilution table has been revised to show net proceeds under the heading "Assumed Net Proceeds Raised under Offering."

4. Computation of "Pro forma net tangible book value after the offering" has been included in the dilution table.

Management Discussion and Analysis

5. We have revised our disclosure to indicate under each offering scenario how the net proceeds of the offering will be utilized.

6. We have revised our disclosure as per the Staff's comment pertaining to the 25% and 50% offering scenarios.


7. The language reflecting each offering scenario has been revised and corrected.

Plan of Distribution

8. The language in the second paragraph of our Plan of Distribution has been reflected to further explain our calculation of the offering price. Such offering price was not based on the price of the issuance to our founders in December 2004.

Financial Statements for the Nine Months Ended September 30, 2005 and Cumulative From Inception

Statement of Cash Flows

9. The cash flow statement has been adjusted to show bank overdraft as a financing activity.

Financial Statements for the Period Ended November 18, 2004 (Date of Inception) Through December 31, 2004

Report of Independent Registered Public Accounting Firm

10. SF Partnership, LLP (the "Partnership") is one of the major National firms of Chartered Accountants in Canada and a Canadian member of KS International, an affiliation of independent accounting firms throughout the world located in each of the major cities and countries.

The Partnership became registered with the Public Company Accounting Oversight Board ("PCAOB") on November 13, 2003.

Since 2000, the Partnership has acted as the auditors of numerous Canadian companies who have sought and are listed on various US exchanges both through the SB-2 and the reverse merger process. As a result of its KSI affiliation, the Partnership has been approached quite often by foreign clients who are desirous of becoming registrants in the US either through a reverse merger with a US listed shell company or through an SB-2 filing.

We engaged the Partnership as our auditors based on its experience and expertise in auditing foreign companies listed in the US, knowledge of US GAAP and GAAS, and the standards of the PCAOB and the unique challenges which the engagement presented. Moreover, after reviewing other audit firm candidates, we found the Partnership combined with the Canadia dollar, to be the most economical firm to keep our costs reasonable.

The audit was conducted in Canada, having all pertinent and relevant audit evidence delivered to office of the Partnership. All inquires and meetings and discussions were conducted or communicated either in person, via conference calls, e-mails or fax. No participation by an affiliated office of the Partnership was used at this time, based on the Company's relative size.

The audit was conducted by a Partner of the firm in accordance with the standards of the PCAOB and US GAAS and was subject to the firm's standard quality control reviews and procedures which include a review performed by a Partner of the US Firm Davis Accounting Group, P.C. located in Cedar City, Utah, United States.

In view of the foregoing and as Article 2 of Regulation S-X does not specifically preclude audit firms in this circumstances, from being appointed as Auditors, and in view of our belief that the Partnership is adequately qualified to conduct the audit of the Registrant, as well as connection through our KS International affiliation, we feel that we are in compliance with this Article.

Summary of Significant Accounting Policies

11. Although the Company is based in Israel the functional currency of the Company is the US dollar. The Company transactions since inception have been transacted in US dollars. There are no current revenues and all expenses to date have been in US dollars which comprise of attorney fees, auditing fees, bookkeeping, incorporation costs, patent fees and third party fees to assist in drafting the SB2. Please note that all these expenses have been denominated in US dollars, invoiced in US dollars and paid in US dollars. The Company does not have any banking accounts other than a US dollar account and all bank transactions have been based in US dollars. The shareholders loans have been in US dollars. The Company has no foreign currency adjustments and as a result has no comprehensive income disclosure. The Company believes that under FAS 52 the functional currency is the US Dollar and is representative of its primary economic environment.

Thank you in advance for your attention to this project. We hope that this response satisfies the Staff's comments.

Very truly yours

/s/ Lavi Krasney
------------------
Lavi Krasney
Chief Executive Officer